

July 2, 2010

Mr. Frank A. Lodzinski
Chief Executive Officer
GeoResources, Inc.
110 Cypress Station Drive, Suite 200
Houston, Texas 77090-1629

> **Re:** **GeoResources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 28, 2010**
> **File No. 0-08041**

Dear Mr. Lodzinski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please amend your filings as indicated in your response. We remind you that we will not be able to accelerate the effectiveness of your outstanding post-effective amendment file number 333-155681 until you have cleared comments on your Form 10-K and related filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

2.   We note your response to our comments and your commitment to make the revisions to

your disclosure. Please amend your filings to include the proposed revisions, including disclosure required pursuant to Item 1202(a)(8) of Regulation S-K.

Schedule 14A

Compensation Discussion and Analysis, page 13

3.   We note your response to our prior comment 11 and reissue the comment in part. Please revise your disclosure to provide the peer companies your compensation committee uses to assist it in making compensation decisions, such as with respect to base salary. In addition, include the information presented in your response. Specifically, disclose that the periodic reviews of data about the compensation of executives in the oil and gas industry is not an indispensible part of the analysis, and that you review companies that have typically been significantly larger than you, on both a revenue and market capitalization basis. In addition, please clarify how the elements of your executive compensation are "comparable" to your industry competitors, given the difference in size.

Discretionary Annual Incentive Compensation, page 14

4.   We note your response to our prior comment 12, that the company's discretionary annual incentive compensation is determined based on an analysis of your named executive officers' hard work, individual responsibility and productivity, and on the company's reserve growth, performance and profitability. Please provide a sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards, in particular with regard to your reserve growth, performance and profitability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief